UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice to the Shareholders

EMBRAER S.A. (“Embraer” or “Company”) informs to its shareholders and to the market, in accordance with applicable legislation, that it has received a request from a shareholder representing an equity participation in the Company of 1.08% for the appointment of an alternate slate for the election of Board of Directors of the Company (“Alternate Slate”).

The Company informs that the complete description of the Alternate Slate, as well as the professional experience of the candidates, statements and other information required by the CVM Instruction No. 481/09 are included in the request submitted by the shareholder and made available by the Company on this date. An English translation of these documents may be furnished upon request within a reasonable period of time to Embraer’s Investor Relations Department by email at investor.relations@embraer.com.br or by phone at +55 11 3040-6874.

São José dos Campos, April 14, 2021.

Antonio Carlos Garcia

Executive Vice President, Finance and Investor Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2021

Embraer S.A.

By:

/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations